September 7, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention: Mr. Larry Spirgel

Re:           B Communications Ltd.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-33773

Dear Mr. Spirgel:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter addressed to Mr. Doron Turgeman, Chief Financial Officer of B Communications Ltd. (the “Company”), dated September 2, 2010, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed on June 30, 2010.  Please be advised that in connection with the accompanying response letter dated September 7, 2010 from our counsel, Steven J. Glusband of Carter Ledyard & Milburn LLP, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

B Communications Ltd.
/s/ Doron Turgeman
Doron Turgeman
Chief Financial Officer